

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2021

By E-Mail

Meagan M. Reda, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

   Re: Box, Inc.
     Preliminary Proxy Statement on Schedule 14A filed by Starboard Value LP,
     Starboard Value and Opportunity Master Fund Ltd, Starboard Value and
     Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard
     Value and Opportunity Master Fund L LP, Starboard Value L LP,
     Starboard Value R LP, Starboard Value R GP LLC, Starboard X Master
     Fund Ltd, Starboard Value GP LLC, Starboard Principal Co LP, Starboard
     Principal Co GP LLC, Jeffrey C. Smith, Peter A. Feld, Deborah S. Conrad,
     John R. McCormack, and Xavier D. Williams
     Filed June 21, 2021
     File No. 001-36805

Dear Ms. Reda:

   We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

   Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in reply to these comments, we may have additional comments. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

Background to the Solicitation, page 5

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to

the staff on a supplemental basis. Provide support for the statement that on April 28, 2021 company directors "…expressed that the Board was not interested in having direct representation for common stockholders and was not interested in any meaningful changes at the Company."

2.   Please describe communications between Starboard and the company on May 28, 2021 relating to the previous day's release of the company's quarterly earnings results.

Reasons for the Solicitation, page 13

3.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the statement that you "… strongly believe that BOX can … grow faster … than it is today." (page 18)

4.   On a related note, please disclose whether you have any specific plans for the company to grow faster and, if so, describe them.

Proposal No. 1. Election of Directors, page 27

5.   Please revise Ms. Conrad's and Mr. McCormack's biography to describe their business experience during the past five years.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions